

Mail Stop 3030

March 18, 2016

<u>Via E-mail</u>
Bradley C. Anderson
Executive Vice President
 and Chief Financial Officer
Amtech Systems, Inc.
131 South Clark Drive
Tempe, Arizona 85281

> **Re: Amtech Systems, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2015**
> **Filed November 19, 2015**
> **File No. 000-11412**

Dear Mr. Anderson:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery